Exhibit 8.2

January 7, 2019

National Commerce Corporation

600 Luckie Drive, Suite 350

Birmingham, AL 35223

Re:

Agreement and Plan of Merger dated as of November 23, 2018 (the ”Agreement”) by and between National Commerce Corporation (“NCC”), and CenterState Bank Corporation (“CenterState”), which provides for the merger of NCC with and into CenterState (the “Merger”)

Ladies and Gentlemen:

This letter is in response to your request pursuant to Section 6.01(e) of the Agreement that we provide you with our opinion with respect to certain of the federal income tax consequences of the consummation of the transactions set forth in the Agreement. Specifically, you have requested us to opine that the Merger will constitute a “tax-free” reorganization within the meaning of section 368 of the Code.1 In rendering this opinion, we have relied upon the facts presented to us in (i) the Agreement and (ii) the Joint Proxy Statement-Prospectus of NCC and CenterState filed with the Securities and Exchange Commission as part of CenterState’s Registration Statement on Form S-4, including the exhibits thereto (the “Proxy Statement-Prospectus”). Additionally, we have relied upon the representations of management of NCC and representations of management of CenterState set forth in certificates of officers of those entities (collectively, the “Certificates”) (the Agreement, Proxy Statement-Prospectus, Certificates and any other documents and records as the undersigned has deemed necessary in order to enable the undersigned to render the opinions expressed below, are collectively referred to herein as the “Documents”).

In rendering the opinions expressed below, we have assumed, without any independent investigation or verification of any kind, that all of the information as to factual matters contained in the Documents is true, correct, and complete. Any inaccuracy with respect to factual matters contained in the Documents or incompleteness in our understanding of the facts could alter the conclusions reached in this opinion.

[1]	Unless otherwise specified, all section references herein are to the Internal Revenue Code of 1986, as amended (the “Code”), and the treasury regulations promulgated thereunder (the “Regulations”).

National Commerce Corporation

January 7, 2019

In addition, for purposes of rendering the opinions expressed below, we have assumed, with your permission, that (i) all signatures on all Documents reviewed by us are genuine, (ii) all Documents submitted to us as originals are true and correct, (iii) all Documents submitted to us as copies are true and correct copies of the originals thereof, (iv) each natural person signing any Document reviewed by us had the legal capacity to do so, (v) the Merger and the transactions contemplated in the Agreement will be effected in accordance with the terms thereof, and (vi) the Merger will be reported by CenterState and NCC on their respective federal income tax returns in a manner consistent with the opinion set forth below.

Finally, we have assumed that the representations contained in the Certificates are accurate and complete and will be accurate and complete as of the Effective Time of the Merger and that all such representations made to the knowledge of any person or entity or with similar qualifications are and will be true and correct as if made without such qualifications. Capitalized terms used and not defined herein have the meaning given to them in the Agreement.

PROPOSED TRANSACTION

Based solely upon our review of the Documents, we understand that the proposed transaction will occur as follows:

CenterState is a financial holding company under the laws of the United States. Incorporated under the laws of the State of Florida, CenterState is the parent company of one or more subsidiaries including CenterState Bank, N.A., a national banking association (“CenterState Bank”). CenterState provides traditional retail, commercial, mortgage, wealth management and SBA services throughout its Florida branch network and customer relationships in neighboring states

NCC is a Delaware corporation based in Birmingham, Alabama and is the parent company of one or more subsidiaries including National Bank of Commerce, N.A., a national banking association (“NBC”) providing banking and other financial institution services to its customers.

The purpose of the Merger is to enable CenterState to acquire the assets and business of NCC through the merger of NCC with and into CenterState. Immediately upon the Effective Time, NCC’s corporate existence will cease, CenterState will be the surviving corporation and as a result, CenterState will succeed to all of the assets and liabilities of NCC. After the Merger, the operations and business of NCC will be continued by CenterState. Immediately after the Merger, NBC will be merged with and into CenterState Bank, with CenterState Bank being the surviving subsidiary bank of CenterState. NCC and CenterState have represented in the Proxy Statement-Prospectus and the Certificates that each has a significant business purpose for the Merger.

By virtue of the Merger, each share of NCC Common Stock (excluding shares held by NCC, CenterState, any of their respective subsidiaries other than in a fiduciary or agency capacity on behalf of a third party or as a result of debts previously contracted) issued and outstanding at the Effective Time, will be converted into the right to receive CenterState

National Commerce Corporation

January 7, 2019

Common Stock and cash. More specifically, each holder of issued and outstanding shares of NCC Common Stock shall, as of the Effective Time (other than shares cancelled pursuant to Section 2.01(b) of the Agreement), receive for each of such holder’s issued and outstanding shares of NCC Common Stock, (i) 1.65 fully paid and nonassessable shares of CenterState Common Stock, plus (ii) any cash, without interest, in lieu of fractional shares as specified in Section 2.04 of the Agreement. CenterState will not issue fractional shares, and holders of NCC Common Stock will receive cash for their fractional shares. Holders of NCC Common Stock will not have any statutory rights to dissent in connection with the Merger and no cash will be paid for any outstanding shares of NCC Common Stock based upon such dissenters’ rights of appraisal.

At the Effective Time, (i) each outstanding and unexercised NCC Stock Option and each outstanding and unexercised NCC Warrant will cease to represent an option or right to purchase NCC Common Stock and will be converted automatically into an option or right, subject to any modification of the Merger Consideration as provided under the terms of the Agreement, to purchase that number of CenterState Common Stock as shall equal the product obtained by multiplying the Exchange Ratio by that number of shares of NCC Common Stock which such NCC Stock Option or NCC Warrant entitled the holder thereof to purchase (rounded to the nearest whole share), and at an exercise price equal to the quotient obtained by dividing the exercise price per share of the NCC Stock Option or NCC Warrant by the Exchange Ratio (rounded to the nearest cent). Notwithstanding the foregoing, each NCC Stock Option that is intended to be an “incentive stock option” (as defined in Section 422 of the Code) will be adjusted in accordance with the requirements of Section 424 of the Code.

LAW

A.	Statutory Requirements of “A” Reorganization

Section 368(a)(1) of the Code defines “reorganization” to include several different types of transactions. An “A” reorganization is defined as a “statutory merger or consolidation.”2 The Regulations generally provide that a statutory merger or consolidation is a transaction effected pursuant to a statute in which, as a result of the operation of such statute, all of the assets and liabilities of the transferor combining unit (i.e., the target corporation) become the assets and liabilities of one or more members of the transferee combining unit (i.e., the acquiring corporation and its subsidiaries), and the target corporation ceases its separate legal existence.3

B.	Applicable Judicial Doctrines

In addition to the statutory requirements discussed above, three judicial doctrines must be satisfied to qualify for income non-recognition treatment under Section 368(a): (i) continuity of interest (“COI”), (ii) business purpose, and (iii) continuity of business enterprise (“COBE”). COI requires a substantial part of the value of the proprietary interests in the target corporation to be

[2]	Code § 368(a)(1)(A).
[3]	Treas. Reg. § 1.368-2(b)(1)(ii).

National Commerce Corporation

January 7, 2019

preserved in the reorganization.4 In general, COI exists if the target’s shareholders receive consideration for their target stock that is at least 40% equity by value.5 The business purpose doctrine requires the reorganization to be in furtherance of a bona fide business purpose other than the avoidance of tax.6 COBE exists if the acquiring corporation either (a) continues the target’s historic business or (b) uses a significant portion of the target’s historic business assets in a business after the reorganization.7 The fact that the acquiring corporation is in the same line of business as the target corporation tends to establish COBE, but is not alone sufficient.8

C.	Tax Consequences of Reorganization

Reorganizations are subject to special tax treatment under the Code. The target corporation that transfers its assets to an acquiring corporation recognizes neither gain nor loss if, pursuant to a plan of reorganization, the target corporation receives stock or securities of another corporation that is also a party to the reorganization.9 Likewise, the acquiring corporation will not recognize any gain or loss upon the issuance of its stock in exchange for the target corporation’s properties.10 The acquiring corporation’s basis in the assets transferred from the target corporation will be equal to the target corporation’s basis in such assets, increased by the amount of gain recognized by the target corporation on such transfer, if any.11 The target corporation’s tax attributes generally carry over to the acquiring corporation.12 Shareholders of the target corporation who, pursuant to a plan of reorganization, exchange their stock or securities for stock or securities of another corporation that is a party to the reorganization recognize no loss and generally recognize gain only to the extent that other property is received.13 Each of the target corporation’s former shareholders’ basis in the stock received by such shareholder from the acquiring corporation will be equal to the basis in the target corporation stock surrendered by such shareholder, decreased by the amount of cash or other property received by such shareholder, and increased by the amount of gain recognized by such shareholder.14

[4]	Treas. Reg. § 1.368-1(e).
[5]	See Treas. Reg. § 1.368-1(e)(2)(v), Ex. 1.
[6]

See, e.g., Treas. Reg. § 1.368-2(g) (tax-free reorganization “must be undertaken for reasons germane to the continuance of the business of a corporation a party to the reorganization”). See also Gregory v. Helvering, 293 U.S. 465 (1935).

[7]

Treas. Reg. § 1.368-1(d)(1). The target’s historic business is the business it has conducted most recently, and the historic business assets are the assets used in target’s historic business. Treas. Reg. § 1.368-1(d)(2).

[8]	Treas. Reg. § 1.368-1(d)(2)(i).
[9]

See Code §§ 357, 361. A “party to a reorganization” includes (i) a corporation resulting from a reorganization, and (ii) both corporations, in the case of a reorganization resulting from the acquisition by one corporation of stock or properties of another. Code § 368(b).

[10]	Code § 1032(a). See also Treas. Reg. § 1.1302-2.
[11]	Code § 362(b).
[12]	Code § 381(a).
[13]	See Code §§ 354, 356.
[14]	Code § 358(a).

National Commerce Corporation

January 7, 2019

OPINION

Based upon the foregoing, it is our opinion that the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code to which CenterState and NCC will each be a “party to the reorganization” under Section 368(b) of the Code. Accordingly, it is our opinion that:

a.

No gain or loss will be recognized for federal income tax purposes by a NCC shareholder upon the exchange of shares of NCC Common Stock solely for shares of CenterState Common Stock, other than gain, if any, recognized with respect to the cash received in lieu of the issuance of a fractional share of CenterState Common Stock, which will be taxed in the manner described in paragraph b. below.

b.

Cash, if any, received in lieu of fractional shares will be treated for federal income tax purposes as if the fractional shares were distributed as part of the Merger and then redeemed by CenterState. The cash payments will be treated as having been received as a distribution in exchange for the fractional shares redeemed.[15]

c.

The basis of the CenterState Common Stock, not including any basis allocable to any fractional share of NCC Common Stock that is treated as issued in the Merger and immediately redeemed, that is received by a NCC shareholder in the Merger will equal the shareholder’s basis in the NCC Common Stock surrendered therefor.[16]

d.

The holding period of the CenterState Common Stock received by a NCC shareholder will include the period during which such shareholder held the NCC Common Stock surrendered therefor, provided the NCC Common Stock was a capital asset in the hands of such shareholder at the time of the Merger.[17]

e.	No gain or loss will be recognized by CenterState or NCC as a consequence of the Merger.[18]

In the event that a NCC shareholder has shares of NCC Common Stock acquired at different times or with differing tax bases, the above determinations will need to be made separately with respect to each such share (or block of shares) exchanged by such shareholder in the Merger.

Our opinions are based upon the existing provisions of the Code, the Regulations issued or proposed thereunder, published Revenue Rulings and releases of the Internal Revenue Service, all as in effect as of the date hereof. Any change in applicable law which could be retroactive in application, could modify the legal conclusions upon which our opinions are based.

[15]	Code § 302(a); Rev. Rul. 66-365, 1966-2 C.B. 116.
[16]	Code § 358(a)(1).
[17]	Code § 1223(1).
[18]	Code § 361(a).

National Commerce Corporation

January 7, 2019

In addition, this opinion does not address any tax considerations under foreign, state, or local laws, or the tax considerations to certain NCC shareholders in light of their particular circumstances, including persons who are not United States persons, dealers in securities, tax-exempt entities, shareholders who do not hold NCC common stock as “capital assets” within the meaning of section 1221 of the Code, and shareholders who acquired their shares of NCC stock pursuant to the exercise of NCC options or otherwise as compensation.

This opinion letter may not be used, circulated, quoted, published, or otherwise referred to for any purpose without our prior express written consent.    Our opinions are limited to the matters stated herein, and no opinion is implied or may be inferred beyond the opinions expressly stated herein.

We hereby consent to the filing of the opinion as an exhibit to CenterState’s Registration Statement on Form S-4 as filed with the SEC. We also consent to the references to our firm in the Proxy Statement-Prospectus contained in the Form S-4 under the caption “Material U. S. Federal Income Tax Consequences of the Merger” and “Legal Matters.” In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Commission thereunder.

Very truly yours,

/s/ Maynard, Cooper & Gale, P.C.